FOR IMMEDIATE RELEASE
                                                              July 7, 1999


                           FOURTEEN HILL CAPITAL, L.P.
                           ----------------------------
                       ANNOUNCES SECOND QUARTER FINANCINGS
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SAN  FRANCISCO-(July  7, 1999)  Fourteen  Hill Capital,  L.P., a majority  owned affiliate of Point West Capital  Corporation  (which  trades on NASDAQ under the symbol PWCC) today announced that,  during the second quarter of 1999, it closed three financings.

         Fourteen Hill  purchased  $250,000 of  convertible  preferred  stock of

Redem  Corporation  (www.redem.com),  and  committed  to  purchasing  up  to  an

additional  $500,000  of  convertible   preferred  stock,   subject  to  certain

performance  requirements.  Redem is a  manufacturer  and worldwide  marketer of auto-catalysts,  and its  technology is currently  being tested by several major auto manufacturers. Its breakthrough technology uses 30-70% less precious metals than existing designs,  and provides superior  performance.  In addition,  it is lead tolerant and works with diesel engines.

         Fourteen  Hill  purchased in a private  placement  $1,350,000 of common stock of quepasa.com,  inc. (www.quepasa.com)  Quepasa.com is a Spanish-language

Internet  portal and online  community  focused  initially on the U.S.  Hispanic market.  Its board members  include L. William  Seidman,  former chairman of the

Resolution Trust Corporation and of the Federal Deposit  Insurance  Corporation,

and Jose Maria Figueres,  who served as the elected President of Costa Rica from

1994 to 1998. In June 1999


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quepasa.com,  inc.  consummated  its initial  public  offering, and trades under the symbol PASA on NASDAQ.

         Fourteen Hill also purchased in a private placement  $750,000 of common stock of N2H2,  Inc.  (www.N2H2.com).  N2H2 is a leading  provider  of  Internet content filtering services to schools. It also provides these services to homes,

corporations and other  organizations.  It currently provides filtering services to  approximately  7.3 million  students in  approximately  8,000 schools in the

United  States  and  Canada,  including  most of the  public  schools  in  Ohio,

Tennessee,  Maine,  Oklahoma and  Wisconsin,  as well as school systems in areas such as Los Angeles County,  Baltimore,  Boston, Calgary,  Seattle, Stockton and

Tampa.  In May 1999  N2H2  filed a  registration  statement  with the SEC for an initial public offering and has applied with NASDAQ for trading under the symbol

NTWO.

         Also,  in  connection   with  a  $250,000  loan   previously   made  to

Homeseekers.com,  Inc.  (HMSK),  Fourteen  Hill  received from HMSK a warrant to purchase 50,000 shares of common stock of HMSK at $2 15/32 per share.

         Fourteen Hill is a Small Business  Investment  Company  licensed by the

Small  Business   Administration.   Fourteen  Hill  provides  capital  to  small

businesses  (generally  businesses  whose tangible net worth does not exceed $18 million and whose  average  net income  during the  preceding  two years did not exceed $6


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million) whose primary businesses are located in the United States.

         Additional  information about Fourteen Hill Capital is available on the company's Web site, http://www.fourteenhill.com, or by calling 415-394-9467.

(KEYWORD CALIFORNIA AND INDUSTRY KEYWORD:   Venture Capital, Internet).
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CONTACTS:         FOURTEEN HILL CAPITAL, SAN FRANCISCO.

                  CHRIS RODSKOG, 415/394-9467

                  cpr@pointwestcapital.com